File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

RECEIVED
2004 AUG 26 A 11: 33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 August 2004

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
[redacted]

04036524

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully

Gemma Knowles
Company Secretarial Assistant

PROCESSED
AUG 27 2004

Encl.

dlo 8/26

Announcement Body Information:

On 16 August 2004 the Company was informed that the shareholding of Fidelity International Ltd (and its direct and indirect subsidiaries) in the Ordinary Shares of 65 5/19p each of Severn Trent Plc had increased by 2,318,407 shares to 20,841,907 shares, representing 6.03% of the total issued share capital of that class. Their interest in these shares is non-beneficial and the shares were acquired solely for investment purposes.

www.severntrent.com